Filed pursuant to Rule 433
November 12, 2008
Relating to
Preliminary Prospectus Supplement dated November 12, 2008 to
Prospectus dated October 3, 2007
Registration Statement No. 333-146483-03
Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,
$400,000,000 5.75% Series C Due 2013
$500,000,000 7.00% Series C Due 2018
Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC
Ratings (Moody’s/ S&P):	A2 / A (stable/positive)
Settlement:	November 17, 2008; T+3
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2009
Use of Proceeds:	The net proceeds from the sale of the Mortgage Bonds will be used to (i) repay approximately $260 million outstanding under our Amended and Restated Credit Agreement; (ii) repay $200 million aggregate principal amount of our 5.375% Senior Notes due January 1, 2009; (iii) replenish the cash we used to repay $300 million aggregate principal amount of our 4.20% Senior Notes at their maturity on October 1, 2008; and (iv) for general company purposes.
Security Description:	First and Refunding Mortgage Bonds, 5.75% Series C Due 2013	First and Refunding Mortgage Bonds, 7.00% Series C Due 2018
Principal Amount:	$400,000,000	$500,000,000
Maturity:	November 15, 2013	November 15, 2018
Coupon:	5.75%	7.00%
Benchmark Treasury:	2.75% due October 31, 2013	4.00% due August 15, 2018
Benchmark Treasury Yield:	2.354%	3.641%
Spread to Benchmark Treasury:	+345 bp	+340 bp
Yield to Maturity:	5.804%	7.041%
Initial Price to Public:	99.769% per Bond	99.710% per Bond
Redemption Provisions:
Make-Whole Call:	+50 bp	+50 bp
CUSIP:	26442C AF1	26442C AG9
Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC
Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities International plc
Junior Co-Managers:	Cabrera Capital Markets, LLC Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 (ext. 2663), Citigroup Global Markets Inc. toll free at 1-877-858-5407, or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.